UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Globus Medical, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

379577 20 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clarus Lifesciences I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clarus Ventures I Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clarus Ventures I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Galakatos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Henner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Liptak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,548
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 2,548
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,246,749 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Steinmetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION German Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,244,201 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kurt Wheeler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,548
	6	SHARED VOTING POWER 7,244,201 shares
	7	SOLE DISPOSITIVE POWER 2,548
	8	SHARED DISPOSITIVE POWER 7,244,201 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,246,749 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a).	Name of Issuer:

Globus Medical, Inc. (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2560 General Armistead Avenue, Audubon, PA 19403.

Item 2	(a).	Name of Persons Filing:

Clarus Lifesciences I, L.P. (“Clarus I”), Clarus Ventures I Management, L.P. ( “Clarus I Management”), Clarus Ventures I, LLC (“Clarus I GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”) and Kurt Wheeler (“Wheeler”), (each, a “Reporting Person” and collectively, the “Reporting Persons.”) Clarus I Management is the sole general partner of Clarus I. Clarus I GPLLC is the sole general partner of Clarus I Management. Galakatos, Henner, Liptak, Simon, Steinmetz and Wheeler, (collectively, the “Managers”) are all of the managing directors of Clarus I GPLLC.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The business address of Clarus I, Clarus I Management, Clarus I GPLLC, Galakatos, Liptak and Steinmetz is 101 Main Street, Suite 1210, Cambridge, MA 02142. The business address of Henner, Simon and Wheeler is 801 Gateway Boulevard, Suite 41, South San Francisco, CA 94080.

Item 2	(c).	Citizenship:

Clarus I and Clarus I Management are limited partnerships organized under the laws of the State of Delaware. Clarus I GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Liptak, Simon and Wheeler is a United States Citizen, and Steinmetz is a German Citizen.

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share (“Common Stock”).

Item 2	(e).	CUSIP Number:

379577 20 8.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Clarus I is the record owner of 7,244,201 shares of Common Stock (the “Record Shares”). As the general partner of Clarus I, Clarus I Management may be deemed to own beneficially the Record Shares. As the general partner of Clarus I Management, Clarus I GPLLC likewise may be deemed to own beneficially the Record Shares. As the managing directors of Clarus I GPLLC, each of the Managers also may be deemed to own beneficially the Record Shares. In addition, Liptak and Wheeler each hold the right to options to exercise 15,300 shares of Common Stock, of which 1,274 are immediately exercisable and an additional 1,274 are exercisable within 60 days of the date of filing (the “Option Shares”). The remaining 12,752 held by each of Liptak and Wheeler are not exercisable within 60 days of the date of filing.

(b) Percent of Class:

See Line 11 of the cover sheets. In accordance with Rule 13d-1(j), the percentages relating to beneficial ownership of Common Stock are based on 91,132,159 shares of Common Stock and Class B Common Stock, par value $0.001 (the “Class B Common Stock”), outstanding as of September 30, 2012 as reported in the Issuer’s 10-Q filed on November 2, 2012 and as adjusted pursuant to Rule 13d-3(d)(1). Each share of Common Stock is entitled to one vote per share and is not convertible into any other shares of the Issuer’s capital stock. Each share of the Class B Common Stock is entitled to ten votes per share and is convertible into one share of Common Stock at any time. If the outstanding shares of the Class B Common Stock are excluded, the percentage of beneficial ownership of the Reporting Persons is equal to 11.4% (based on 63,754,603 shares of Common Stock outstanding as of September 30, 2012 as reported in the Issuer’s 10-Q filed on November 2, 2012 and as adjusted pursuant to Rule 13-3(d)(1)).

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

see line 5 of cover sheets.

(ii) shared power to vote or to direct the vote:

see line 6 of cover sheets.

(iii) sole power to dispose or to direct the disposition:

see line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition:

see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

CLARUS LIFESCIENCES I, L.P.

By: Clarus Ventures I Management, L.P., its general partner

By: Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES I MANAGEMENT, L.P.

By:	Clarus Ventures I, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES I, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13G was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.